Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

By EDGAR Correspondence and Facsimile

May 11, 2011

Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Leucadia National Corporation
Form 10-K
Filed February 25, 2011
File No. 1-5721

Dear Mr. Cash:

Reference is made to your letter of May 2, 2011 (the “Comment Letter”), addressed to Joseph A. Orlando, Vice President and Chief Financial Officer of Leucadia National Corporation (“Leucadia”, “we” or the “Company”).  On behalf of Leucadia, set forth below are the numbered paragraphs of the Comment Letter followed by Leucadia’s response to each comment.

Form 10-K for the year ended December 31, 2010

General

1.
In future filings, please be careful and consistent is your use of defined terms.  We note for example, that in your current filing the terms “Parent” and “Company” are used on pages four, 37 and 40 in a manner that could be confusing.

We have noted the Staff’s comment.  In future filings, the Company will take steps to avoid confusing references with respect to the terms “Parent” and “Company” in its disclosure.

Other Investments, page 19

Berkadia, page 19

2.
We note your disclosures on page 20 which indicates that in certain circumstances Berkadia may have similar obligations to a master servicer and would be required to advance funds in connection with loans under which it is the primary servicer.  In future filings please enhance your disclosure to discuss what those circumstances may be.  Additionally, to the extent material, please disclose the amount of funds you have advanced in each period presented.  Address the need to provide this information in Note 4. Investments in Associated Companies.

Substantially all of Berkadia’s servicer advances are made in its capacity as master servicer.  At December 31, 2010, Berkadia’s outstanding servicer advances made in its capacity as a primary servicer were less than $5 million and are not considered to be material.  In addition, the Company has no obligation to make any servicer advances directly on behalf of Berkadia.  As disclosed on pages 19 and F-20 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), the Company has agreed to provide Berkadia with up to $500 million under Berkadia’s secured credit facility ($250 million of which was borrowed at December 31, 2010), principally to enable Berkadia to hold new loan originations for a longer period prior to sale, generating interest income in excess of the interest due under the facility.  However, the Company has the right to compel Berkadia to expedite the sale of its loans should it wish to withdraw from the facility.  In its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”), the Company will provide a summary description of Berkadia’s business in its Notes to Consolidated Financial Statements.

3.
We also note your disclosure that Berkadia derives certain economic benefits associated with a portion of the balances maintained in custodial accounts.  In future filings please disclose what these benefits are and, to the extent material, quantify them.  Address the need to provide this information in Note 4. Investments in Associated Companies.

Berkadia receives the investment earnings generated by the custodial accounts and, on a portion of these funds, pays interest to borrowers or investors.  For the year ended December 31, 2010, net investment earnings recognized by Berkadia from the custodial accounts was $15.6 million.  Such amount represented less than 5% of Berkadia’s total 2010 revenues.  In Item 1 of its 2011 Form 10-K the Company will clarify that the economic benefits mentioned on page 20 result from investing the custodial accounts.

Fortescue, page 22

4.
Your disclosure indicates that if the litigation against Fortescue is ultimately determined adversely to you your future cash flows from the FMG Note and future results of operations would be materially and adversely affected.  In future filings please also address the potential impact of the litigation, if any, on the value of the prepaid mining interest.  Address the need to provide this information in Note 6. Investments.

On page 29 of the 2010 Form 10-K, the Company has a risk factor that states it might have to record an impairment charge for the prepaid mining interest should the Company lose the litigation against Fortescue.  If the Company loses the litigation, and if Fortescue issues additional notes, the Company would have to evaluate whether the prepaid mining interest had become impaired.  The amount of the impairment, if any, would depend upon the amount of new notes issued and the resulting dilution, plus the Company’s projection of future interest payable on the FMG Note.  In future filings the Company will include disclosure to this effect in its Notes to the Consolidated Financial Statements.

Liquidity, page 37

5.
Your disclosure on page 38 indicates that future interest payments under the FMG note will be dependent upon the physical volume of iron ore sold and the selling price, which can fluctuate widely.  Please expand your disclosure in future filings to discuss the potential impact on your liquidity if you do not receive interest at the same levels you have previously experienced.

As disclosed on page 37 of the 2010 Form 10-K, the Company has substantial available cash and investments to meet its current and long-term liquidity needs, and a reduction in the interest payments under the FMG Note, even to zero, would not significantly impact overall liquidity.  Since the Company does not provide projections of future cash flows or earnings, the Company believes that the reader of its financial statements can best assess the significance of potentially lower interest payments on future annual cash flows by disclosing the interest payments received in the most current period.  The Company will continue to disclose interest payments received in its future filings.

Consolidated Statement of Cash Flows, page 40

6.
We note your current discussion of your cash flows from operations provides details regarding the changes from period to period such as the quantification of the funds generated by STi Prepaids's telecommunications operations and ResortQuest’s property management and services operations.  Please expand this discussion to explain why these operations had significant changes in the cash generated from period to period.

In the context of 2010 funds generated by operating activities of $431.3 million and 2009 funds used for operating activities of $133.4 million, the Company does not believe that the individual components for the changes in cash flows generated by or used for operating activities by these entities is significant to the Company’s financial statements.  In addition, as disclosed on page 39 of the 2010 Form 10-K, STi Prepaid and ResortQuest were sold during 2010, and except as otherwise disclosed, the Company does not believe that any component of the change in cash flows of these entities is significant to the Company’s overall liquidity position.  The Company believes its disclosure is appropriate.

Critical Accounting Estimates, page 45

Income Taxes, page 45

7.
We note that during 2010 you realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operations results of some business segments.  With this recent positive evidence you gave greater weight to your revised projections of future taxable income when determining whether your deferred tax asset required a valuation allowance.  Please provide a more detailed description of the factors considered in assessing the realizability of these assets.  For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.  If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.  If you are relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.  Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Substantially all of the Company’s net deferred tax asset arises from U.S. Federal net operating loss carryforwards (NOLs) and U.S. Federal timing differences related to unrealized gains on investments; there are no foreign net deferred tax assets and net deferred state tax assets are not significant.  After considering NOLs used in its 2010 tax year, the Company’s NOLs do not begin to expire until 2019.  Based on the Company’s historical holding period for its investments, it has projected that the unrealized gains on its investments will become realized before its NOLs begin to expire.  The NOLs are available to offset both operating income and capital gain income, and are therefore of the same character as the Company’s temporary differences.  The Company is not currently relying on any tax planning strategies to realize any component of its net deferred tax asset.  In addition to the reversal of its deferred tax liabilities related to unrealized gains at December 31, 2010, the Company will need to generate approximately $3.5 billion of future U.S. pre-tax income to fully realize its net deferred tax asset.

The Company’s current disclosure indicates that it is relying on the unrealized gains on its investments to realize a portion of the net deferred tax asset, and that the balance will be realized based on its projections of future taxable income.  In future filings the Company will clarify that is it relying upon the sale of its investments before its NOLs expire and the corresponding reversal of deferred tax liabilities in order to realize a portion of its net deferred tax asset.  In addition, the Company will disclose the amount of future U.S. pre-tax income needed to realize its net deferred tax asset.

Business Combinations, page 49

8.
You disclose on page 50 that in connection with acquiring the controlling interest in Keen in November 2009, you engaged an independent valuation and appraisal firm to assist you with the fair value determination of Keen's property and equipment.  In future Exchange Act filings, if you retain this reference to the appraisal firm, please revise your disclosure to name the appraisal firm.  We also note that on September 15, 2010 you filed an automatic shelf registration statement on Form S-3 (File No. 333-169379), which forward incorporates your annual report on Form 10-K for fiscal year 2010.  Since the appraisal firm was not named in the annual report on Form 10-K for fiscal year 2009 that you incorporated by reference into the registration statement and its consent was not filed with the registration statement at the time when the registration statement became effective, please name the appraiser and file its consent with your next Exchange Act Report that will be incorporated by reference into the registration statement (e.g., a current report on Form 8-K using an appropriate item).  For additional guidance on this issue, please see Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, which you can find on our website.

The Company does not believe that the reference to an unnamed independent valuation and appraisal firm in its description of the measures taken by the Company to determine the fair value of the assets of Keen triggers a requirement that the Company disclose the name of the appraisal firm or that it file a consent from that firm for incorporation by reference into our registration statement on Form S-3.

Rule 436(a) requires the filing of a consent if any portion of a report or opinion of an expert or counsel is quoted or summarized as such in a registration statement or in a prospectus.  Rule 436(b) requires the filing of a consent if it is stated that any information contained in the registration statement has been reviewed or passed upon by any person and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.  The Commission’s Securities Act Sections Compliance and Disclosure Interpretation (“33 Act CDI”) 141.02 interprets Rule 436 to require the filing of a consent only when a report, valuation or opinion of an expert is included, or summarized, in a registration statement and is attributable to the third party expert.  33 Act CDI 141.02 provides that if the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included, or incorporated in, a registration statement is a statement of the third party expert, or a statement of the registrant.  If the disclosure states that the conclusions reached are those of management, and in reaching its conclusion it considered and relied, in part, upon the report of a third party expert, then there is no requirement to either disclose the name of a third party expert in the registration statement or to obtain the consent of the third party expert to be named.

In the section entitled “Business Combinations” on pages 49-50 of the 2010 Form 10-K, the Company makes a reference to assistance the Company received from an unnamed third party valuation firm in the Company’s determination of the fair value of Keen’s property and equipment, identifiable intangible assets, if any, and corresponding equity value.  The conclusions reached in each instance, however, were those of the Company’s management.

The Company’s disclosure indicates that management does take responsibility for the determinations in question.  The language states that (emphasis added):

•	“[t]he Company engaged an independent valuation and appraisal firm to assist in its determination of the fair value of Keen’s property and equipment …”

Later, in the discussion the Company states:

•	“[t]he Company considered several factors to determine the fair value.”

As noted above, when the disclosure is considered in context and in its entirety, the Company believes that the filing of a consent of the referenced valuation firm is not required under Rule 436 or the guidance provided in 33 Act CDI 141.02 as a condition of our ability to continue to incorporate by reference this brief reference to the unnamed appraisal firm in the Company’s registration statement on Form S-3. In its 2011 Form 10-K, if the Company continues to include a reference to the appraisal firm, it will further clarify that the conclusions reached are those of management.

Item 15 - Exhibits and Financial Statement Schedules, page 68

9.
We note that you have listed a number of exhibits as a “Form of...” rather than referencing the fully executed agreements.  In this regard, we note, for example, Exhibits 10.13, 10.14, 10.15, 10.16, 10.35 and 10.41.  Please tell us your basis for filing forms of these agreements rather than the final, fully executed agreements.

Other than the inadvertent omission of conformed signatures, the exhibits listed as a “Form of” reflect the final, fully executed agreements. The Company will update its exhibit index in its future filings to indicate that these exhibits reflect the final, fully executed agreements. Furthermore, the Company will comply with this comment in the future and file, as required, final, fully executed agreements without reference to the “Form of” in its future filings.

10.
We note that in the description of the guaranty in Exhibit 10.32 you refer to a credit agreement.  Please tell us what consideration you gave to filing the credit agreement as an exhibit to your annual report on Form 10-K.

The credit agreement to which you refer is the Credit Agreement between Berkadia Commercial Mortgage LLC ("Berkadia") and BH Finance LLC ("BH Finance"), pursuant to which BH Finance agreed to lend funds to Berkadia.  As described in the 2010 Form 10-K in the section entitled “Berkadia” on page 19, the section entitled “Liquidity” on page 39, in the section entitled “Off-Balance Sheet Arrangements” on page 44 and in Note 4 to the financial statements on page F-20, the Berkadia Credit Agreement was amended in the fourth quarter of 2010 to, inter alia, add a subsidiary of the Company as a participant and to increase the commitment under the Credit Agreement with respect to that participation.  Both the amendment to the Berkadia Credit Agreement and the participation agreement are filed as Exhibits to the 2010 Form 10-K (Exhibits 10.36 and 10.37, respectively).

Consolidated Statements of Changes in Equity, page F-7

11.
In future filings please disclose the amount of consolidated comprehensive income for non-controlling interest and Leucadia National Corporation on the face of your financial statements.  Please refer to ASC Topic 810-10-50-1A.

The Company discloses the amount of consolidated comprehensive income for both non-controlling interest and Leucadia National Corporation Common Shareholders on the face of its Consolidated Statements of Changes in Equity. For the years ended December 31, 2010, 2009 and 2008, comprehensive income (loss) for the non-controlling interest was $924,000, $(1,685,000) and $(1,387,000), respectively, and for Leucadia National Corporation Common Shareholders was $2,641,643,000, $1,564,592,000 and $(3,540,070,000), respectively.

12.
In future filings, please disclose the accumulated balances for each component (e.g., unrealized gain (loss) on investment, unrealized foreign exchange gain (loss)) of your accumulated other comprehensive income on the face of your balance sheet, in your statement of changes in equity, or in notes to your financial statements.  Refer to ASC 220-10-45-14.

In its 2010 Form 10-K, the Company has disclosed the accumulated balance for each component of accumulated other comprehensive income in the notes to the financial statements; however, the balance of each component is not disclosed in the same note.  Amounts related to unrealized foreign exchange gains and (losses) are disclosed in Note 2(k) on page F-16, amounts related to unrealized gains on investments are disclosed in Note 6 on page F-28, and amounts related to the pension liability are disclosed in Note 18 on page F-39.  The Company believes its disclosures are in compliance with ASC 220-10-45-14; however, in future filings the Company will disclose the accumulated balances for all the components together in a separate note.

Notes to Consolidated Financial Statements

4. Investments in associated Companies, page F-18

Berkadia, page F-20

13.
We note your risk factor on page 28 that Berkadia is often required to share in the losses of loans Berkadia originates for Fannie May.  Please disclose this information within your discussion of your investment in Berkadia.  Please clarify whether Berkadia has disclosed the amount of the reserves for these contingent losses and/or the amount by which the amount of losses might be in excess of amounts reserved.  If so, please address the need to disclose such amounts in your financial statements.

At December 31, 2010, Berkadia had recorded a liability of $35.5 million for its guarantee of losses on loans it sold to Fannie Mae.  In accordance with ASC Topic 460, at inception Berkadia records a liability for the estimated fair value of the guarantee that approximates the cash flows to be received from servicing activities deemed to represent the compensation for Berkadia’s guarantee.  In subsequent periods, the liability is carried at the greater of the remaining compensation to be received or Berkadia’s expected loss.  Berkadia believes that the amount of its financial guarantee liability is reasonable and does not believe actual losses will be significantly in excess of the amount recorded.

As stated in response to comment number 2, the Company will provide additional disclosure about Berkadia’s business in the financial statement footnotes of its 2011 Form 10-K.  In the future, the Company will consider providing additional disclosures should Berkadia record adjustments to its liability that have a significant impact to the Company.

6. Investments, page F-24

14.
Your disclosure on page F-26 indicates that the prepaid mining interest is being amortized to expense as the 4% of revenue is earned.  Please expand your disclosures to further discuss how you are calculating your amortization expense.  In this regard, it is unclear what rate you are using to determine amortization expense and how you determined the rate.

The Company is using the units of production method to amortize the prepaid mining interest, adjusted as needed for changes in estimated future production, and in 2010 recorded amortization expense of $9.9 million (as disclosed on page F-26).  The Company monitors actual and estimated production throughout the year, and changes in estimated future amortization have not been significant.  In future filings the Company will disclose that it uses the units of production method, and disclose the impact of any significant changes in the amortization rate.

20. Litigation, page F-43

15.
We note your disclosure on page 30 that adverse determinations in specific legal matters could have a material adverse impact on the Company's consolidated financial position or results of operations and your disclosure here that you do not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period.  Please reconcile these two statements.  Additionally, we remind you of the disclosure requirements of ASC Topic 450-20-50.

The disclosure on page F-43 states that the Company believes that any loss contingencies arising from current litigation will not have a material adverse effect on the Company.  The disclosure on page 30 identifies the risk that, regardless of the Company’s expectations, should a current or future litigation matter result in an adverse determination that the Company did not reasonably expect, it could be material.  The risk factor on page 30 is not intended to suggest that the Company has current litigation which is reasonably possible to result in a material loss contingency for which an estimate of the loss cannot be made, or that there is a reasonable possibility that a material change in a recorded liability could occur in the near term.  The Company will clarify this risk factor in its 2011 Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on April 13, 2011

16.
With a view towards future disclosure, please tell us whether, and if so how, your nominating and corporate governance committee considers diversity in identifying nominees for director.  Please see Item 407(c)(2)(vi) of Regulation S-K.

The Company does not have a policy regarding the consideration of diversity in identifying director nominees.  In future filings, we will clarify that the Nominating and Corporate Governance Committee does not have a policy with respect to diversity.

Executive Compensation, page 17

Elements of Compensation, page 18
Base Salary, page 18

17.	With a view towards future disclosure, please tell us supplementally the factors considered by the board of directors in increasing Mr. Wheeler's salary by $50,000.

The Company states in its Proxy Statement dated April 13, 2011 (the “Proxy Statement”) on page 18 in its discussion of “Base Salary”:

“Base salary is consistent with the executive’s office and level of responsibility, with annual salary increases that generally amount to a small percentage of the executive’s prior base salary, primarily reflecting cost of living increases.  However, individual annual salary increases may be significant to reflect an executive’s increase in office and/or responsibility.”

In determining to increase the annual salary for Mr. Wheeler in January 2010 from $250,000 to $300,000, the Compensation Committee considered the fact that Mr. Wheeler’s responsibilities at the Company had been increased during 2009, and on that basis recommended to the Board of Directors that Mr. Wheeler’s salary for 2010 be increased accordingly.  The increased responsibilities include overseeing the Company’s Human Resources department and the Domestic Real Estate segment.

In future filings, the Company will provide information concerning the factors considered by the Compensation Committee and the Board of Directors in reaching material compensation decisions.

Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg), page 21

18.
We refer you to your page 19 discussion of the awards of option grants to the senior executive officers.  With a view towards future disclosure, supplementally please provide us with an enhanced discussion regarding the fiscal 2010 grants made to the senior executive officers, disclosing in more detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program.  For each executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.  Please also discuss the vesting terms of these option grants.

In future filings, in years where option awards are made to Senior Executive Officers, we will include disclosure substantially similar to the following:

“As discussed under “Elements of Compensation – Long Term Incentives – Stock Options,” as with base salary and bonuses, the amount of stock options awarded to the Senior Executive Officers is not based on any specific formula, but rather on a subjective assessment of the executive’s level and performance, including the recommendations of Messrs. Cumming and Steinberg, as well as the date and extent of prior option grants.  The Compensation Committee believes option grants, when made, should generally be in amounts consistent with prior year’s option grants, unless there are significant changes in the executive’s performance level or responsibility, or some other factor that would warrant a decision by the Compensation Committee to alter the size of the grant.  Although options are not granted according to a set schedule, since 2000 the Compensation Committee has granted options to key employees every other year.

On March 1, 2010, we granted an option to purchase 100,000 common shares of the Company to Justin R. Wheeler at an exercise price of $24.37.  In determining the option award made to Mr. Wheeler, consideration was given to the number of options and the exercise price of such options previously granted to Mr. Wheeler.  The Compensation Committee recommended this special option grant to Mr. Wheeler in order to bring parity between Mr. Wheeler and the other Senior Executive Officers.

On December 6, 2010, we granted options to purchase common shares of the Company at an exercise price of $27.54 per share to certain key employees, including options to purchase 100,000 common shares to each of the Senior Executive Officers.

For all of our Senior Executive Officers, in determining the size of any option grant or whether to increase or decrease the size of grant from the prior grant, the Compensation Committee considers subjective factors such as any changes in responsibility, the general nature of the executive’s performance, the executive’s contributions, and previous option grants.  The Compensation Committee may also consider the total compensation package or any changes thereto.  In determining the option award made to each Senior Executive Officer in December 2010, the Compensation Committee did not identify any factors that warranted an adjustment to the size of the option grant from that made in 2008.  In accordance with the terms of the Option Plan, all options were granted at the NYSE closing price on the date of grant.”

The description of the Company’s Option Plan in the Proxy Statement includes a statement that “Options granted to executive officers generally become exercisable at the rate of 20% per year, commencing approximately one year after the date of grant” (Proxy Statement at page 19).  Additionally, the introductory paragraph to the table detailing Outstanding Equity Awards at Fiscal Year-End 2010 states  that “options vest and become exercisable in five equal annual installments, commencing approximately one year from the grant date,” with footnote (1) to that table adding that “Vesting of these options will begin on January 2, 2012” (Proxy Statement at page 29).  Although the Company believes full information about the vesting terms for these options has been provided in the Proxy Statement, the Company will include the specific vesting terms in its Compensation Discussion and Analysis discussion of option awards in years in which options are granted.

Summary Compensation Table, page 27

19.
We note that you disclose the annual bonuses in the “Bonus” column.  On page 23 you disclose that the bonus plan is designed so that “the cash bonuses awarded under the plan will qualify as ‘performance-based compensation.’”  If a bonus is payable under a plan that provides for compensation intended to serve as incentive for performance to occur over a specified period, disclosure is required to be made pursuant to Item 402(c)(2)(vii) of Regulation S-K.  In light of the guidance found in Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, please tell us how you made the determination to disclose the cash bonuses under the “Bonus” column of the summary compensation table.

Discretionary cash bonuses for Mr. Mara, Mr. Orlando and Mr. Wheeler are not based on any performance criteria and, consistent with the instructions to the Summary Compensation Table and S-K CDI 119.02, have been reported in the bonus column.

Cash bonuses for Mr. Cumming and Mr. Steinberg reflected in the Summary Compensation Table for 2010 also are discretionary cash bonuses not based on any performance criteria, and therefore, consistent with S-K CDI 119.02, have been reported in the bonus column.

As indicated in footnote (1) to the Summary Compensation Table, the Compensation Committee intends to consider the payment of a 2010 performance bonus to each of Mr. Cumming and Mr. Steinberg at the Committee’s meeting to be held following the 2011 Annual Meeting of Shareholders.  If a bonus is paid for services in 2010, the Company will report that information on a Form 8-K, consistent with Item 5.02 (f) of Form 8-K.

As reflected in the Proxy Statement, bonus compensation to Mr. Cumming and Mr. Steinberg under the 2003 Senior Executive Annual Incentive Bonus Plan, as amended in 2006, provides for an annual incentive bonus to each of Mr. Cumming and Mr. Steinberg in an amount equal to 1.35% of the pre-tax earnings of the Company and its consolidated subsidiaries as reported on the Company’s audited consolidated financial statements for each year through 2014, subject to reduction by the Compensation Committee in its sole discretion.

S-K CDI 119.02 provides guidance with respect to reporting of bonuses in the Summary Compensation Table, stating that “… amounts earned under a plan … that permits the exercise of negative discretion in determining the amount of bonuses, generally would … be reportable in the Non-equity Incentive Plan Compensation column (column (g))”  (emphasis added).  The Company and the two executives who participate in the Bonus Plan do not consider the bonus for any year to be earned until the Compensation Committee determines how much of the maximum amount mathematically determined pursuant to the Bonus Plan will actually be awarded and paid to Messrs. Cumming and Steinberg for the applicable year.  The Company views the exercise of negative discretion by the Compensation Committee to be an integral part of the Bonus Plan and therefore considers it more appropriate to reflect any bonus awarded to Mr. Cumming or Mr. Steinberg in the Bonus column rather than in a Non-equity Incentive Plan Compensation column.

Potential Payment upon Termination of Employment, page 33

20.	Pursuant to Item 402(j)(2) of Regulation S-K, in future filings please disclose whether the severance allowance payments are made in a lump sum or whether they are paid annually.

The Company acknowledges the Staff’s comment and in future filings will disclose that, under the terms of the employment agreements with each of Mr. Cumming and Mr. Steinberg, the severance allowance would be paid in the same manner in which the executive’s salary was paid by the Company immediately prior to termination of employment.

In connection with our response to the Comment Letter, the Company acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:           Mindy Hooker
Jeanne Baker
Era Anagnosti
Dieter King